Dreyfus Midcap Index Fund, Inc.
Statement of Investments
July 31, 2004 (Unaudited)

Common Stocks--98.1%

	Shares	Value($)
Consumer Cyclical--16.0%		
ALLETE	130,774	3,625,055
Abercrombie & Fitch, Cl. A	140,650	5,187,172
Aeropostale	82,200 a	2,505,456
Alaska Air Group	39,537 a	823,555
AirTran Holdings	124,500 a	1,388,175
American Eagle Outfitters	106,250 a	3,481,813
AnnTaylor Stores	101,100 a	2,713,524
Applebee's International	122,050	3,251,412
ArvinMeritor	102,843	2,043,490
BJ's Wholesale Club	103,614 a	2,415,242
Bandag	28,850	1,288,152
Barnes & Noble	102,150 a	3,511,917
Bob Evans Farms	52,194	1,389,404
Borders Group	114,950	2,628,907
BorgWarner	82,500	3,893,175
Boyd Gaming	127,300	3,346,717
Brinker International	142,806 a	5,113,883
CBRL Group	72,225 a	2,399,315
CDW	123,800	7,960,340
Caesars Entertainment	455,450 a	6,708,779
Callaway Golf	110,800	1,218,800
CarMax	153,500 a	3,192,800
Cheesecake Factory	76,700 a	3,203,759
Chico's FAS	132,100 a	5,531,027
Claire's Stores	146,604	3,379,222
Coach	278,800 a	11,929,852
Dollar Tree Stores	168,450 a	4,532,990
Fastenal	112,400 b	7,011,512
Federal Signal	70,863	1,205,380
Foot Locker	214,700	4,830,750
Furniture Brands International	83,000 a	1,907,340
GTECH Holdings	87,900	3,724,323
Gentex	114,400	4,095,520
HNI	86,172	3,485,657
Harman International Industries	97,800	8,384,394
Herman Miller	106,710	2,859,828
International Speedway, Cl. A	78,850	4,103,354
JetBlue Airways	151,850 a, b	3,615,549
Krispy Kreme Doughnuts	90,900 a	1,430,766
Lear	102,050	5,626,017
Mandalay Resort Group	99,923	6,744,802
Michaels Stores	101,100	5,462,433
Modine Manufacturing	50,970	1,511,770
Mohawk Industries	98,900 a	7,273,106
99 CENTS Only Stores	107,000 a	1,533,310
Neiman Marcus Group, Cl. A	73,050	3,984,878
O'Reilly Automotive	81,100 a	3,283,739
Outback Steakhouse	110,100	4,471,161
PETsMART	214,000	6,636,140
Pacific Sunwear of California	113,600 a	2,317,440
Payless ShoeSource	100,150 a	1,295,941
Pier 1 Imports	130,400	2,338,072
Ross Stores	222,000	5,139,300
Ruby Tuesday	98,600	2,848,554
Ruddick	69,050	1,350,618
Saks	211,480 a	2,759,814
Sotheby's Holdings, Cl. A	93,087 a	1,487,530
Superior Industries International	39,250	1,283,082
Thor Industries	84,600	2,648,826
Timberland, Cl. A	51,750 a	3,003,570
Whole Foods Market	91,600	7,540,512
Williams-Sonoma	172,200 a	5,594,778
		231,453,700

	Shares	Value ($)
Consumer Staples--4.0%		
Blyth	60,400	2,103,128
Church & Dwight	60,776	2,685,084
Constellation Brands, Cl. A	158,200 a	5,992,616
Dean Foods	232,758 a	8,607,391
Hormel Foods	205,100	6,087,368
Interstate Bakeries	66,900	657,627
J.M. Smucker	86,703	3,625,052
Lancaster Colony	52,849	2,128,758
PepsiAmericas	203,400	3,817,818
Sensient Technologies	69,378	1,431,962
Smithfield Foods	164,350 a	4,657,679
Tootsie Roll Industries	77,853	2,281,092
Tupperware	86,800	1,490,356
Tyson Foods, Cl. A	521,815	9,945,794
Universal	37,766	1,821,454
		57,333,179
Energy--9.2%		
AGL Resources	95,962	2,835,677
Aqua America	137,500	2,674,375
Cooper Cameron	79,600 a	4,066,764
ENSCO International	223,700	6,735,607
Equitable Resources	92,550	4,745,964
FMC Technologies	99,511 a	2,985,330
Forest Oil	86,450 a	2,445,671
Grant Prideco	181,123 a	3,421,413
Helmerich & Payne	74,700	1,891,404
Murphy Oil	136,264	10,538,658
National Fuel Gas	121,674	3,107,554
National-Oilwell	127,150 a	4,253,167
Newfield Exploration	83,500 a	4,932,345
Noble Energy	86,077	4,760,919
ONEOK	152,100	3,194,100
Patterson-UTI Energy	246,400	4,491,872
Pioneer Natural Resources	178,000	6,416,900
Plains Exploration & Production	114,100 a	2,378,985
Pogo Producing	94,600	4,198,348
Pride International	201,200 a	3,621,600
Questar	124,146	5,087,503
Smith International	154,620 a	9,011,253
Tidewater	89,705	2,722,547
Varco International	143,748 a	3,474,389
Vectren	112,425	2,782,519
WGL Holdings	72,110	1,978,698
Weatherford International	196,423 a	9,188,668
Western Gas Resources	109,100	3,675,579
XTO Energy	383,332	11,461,627
		133,079,436

	Shares	Value ($)
Health Care--9.7%		
Apogent Technologies	132,550 a	4,307,875
Apria Healthcare Group	73,900 a	2,168,965
Barr Pharmaceuticals	154,562 a	5,309,205
Beckman Coulter	91,324	5,038,345
Cephalon	83,100 a	4,198,212
Charles River Laboratories International	68,400 a	3,082,788
Community Health Systems	146,300 a	3,600,443
Covance	93,050 a	3,414,004
Coventry Health Care	131,300 a	6,710,743
Cytyc	163,750 a	3,957,837
DENTSPLY International	119,250	5,799,127
Edwards Lifesciences	88,100 a	3,098,477
First Health Group	135,670 a	1,902,093
Health Net	167,170 a	4,033,812
Henry Schein	65,250 a	4,378,275
Hillenbrand Industries	92,350	5,244,557
INAMED	52,600 a	2,849,868
IVAX	292,506 a	6,976,268
LifePoint Hospitals	56,600 a	1,891,006
Lincare Holdings	147,350 a	4,706,359
Millennium Pharmaceuticals	451,462 a	5,020,257
Omnicare	153,850	4,349,340
PacifiCare Health Systems	127,672 a	3,902,933
Par Pharmaceutical	50,800 a	1,912,112
Patterson	101,300 a	7,437,446
Perrigo	104,700	1,744,302
Protein Design Labs	139,450 a	2,259,090
Renal Care Group	98,900 a	3,150,954
STERIS	101,950 a	2,096,092
Sepracor	126,800 a	5,828,996
Triad Hospitals	112,652 a	3,836,927
Universal Health Services, Cl. B	86,250	3,925,238
VISX	72,150 a	1,544,731
Valeant Pharmaceuticals International	124,200	2,174,742
Varian	101,300 a	6,990,713
Vertex Pharmaceuticals	116,050 a	1,071,142
		139,913,274

	Shares	Value ($)
Interest Sensitive--18.5%		
A.G. Edwards	118474	3,850,405
AMB Property	122,400	4,301,136
Allmerica Financial	78,800 a	2,349,028
American Financial Group	108,759	3,229,055
AmeriCredit	233,500 a	4,459,850
AmerUs Group	58,200 b	2,240,700
Arthur J. Gallagher Co.	134,450	4,163,916
Associated Banc-Corp	163,293	4,916,752
Astoria Financial	115,700	3,952,312
BISYS Group	178,400 a	2,435,160
Bank of Hawaii	78,970	3,548,122
Banknorth Group	255,300	8,146,623
Brown & Brown	101,900	4,332,788
Certegy	94,200	3,571,122
City National	72,257	4,660,577
Colonial BancGroup	188,450	3,635,200
Commerce Bancorp	115,400	5,809,236
Compass Bancshares	181,400	7,997,926
Cullen/Frost Bankers	76,100	3,273,822
Eaton Vance	100,150	3,799,691
Everest Re Group	77,800	6,084,144
Fidelity National Financial	255,255	9,252,994
First American	131,800	3,540,148
FirstMerit	125,650	3,259,361
Greater Bay Bancorp	76,100	2,005,235
GreenPoint Financial	195,275	7,934,023
HCC Insurance Holdings	95,500	2,893,650
Hibernia, Cl. A	229,850	5,815,205
Highwoods Properties	79,400	1,842,080
Horace Mann Educators	63,000	1,055,880
Hospitality Properties Trust	99,500	3,968,060
Independence Community Bank	122,900	4,589,086
IndyMac Bancorp	90,450	3,004,749
Investors Financial Services	9,790	4,472,072
Jefferies Group	82,200	2,576,148
LaBranche & Co.	88,150	721,949
Legg Mason	98,250	7,716,555
Liberty Property Trust	125,500	4,819,200
Mack-Cali Realty	89,700	3,668,730
Mercantile Bankshares	117,001	5,313,015
MoneyGram International	131,250 a	2,454,375
National Commerce Financial	302,265	9,823,613
New Plan Excel Realty Trust	148,350	3,523,313
New York Community Bancorp	391,704	7,536,385
Ohio Casualty	90,850 a	1,698,895
Old Republic International	269,500	6,276,655
PMI Group	141,800	5,846,414
Protective Life	102,750	3,724,688
Radian Group	139,200	6,405,984
Raymond James Financial	109,000	2,547,330
Rayonier	73,416	3,228,836
SEI Investments	153,300	4,701,711
Silicon Valley Bancshares	52,350 a	1,916,534
StanCorp Financial Group	42,750	3,005,325
TCF Financial	104,450	6,308,780
United Dominion Realty Trust	189,400	3,672,466
Unitrin	101,150	4,212,897
W.R. Berkley	124,250	5,086,795
Waddell & Reed Financial, Cl. A	122,300	2,375,066
Washington Federal	116,180	2,910,309
Webster Financial	78,600	3,687,912
Westamerica Bancorporation	47,100	2,389,383
Wilmington Trust	98,400	3,434,160
		265,973,530

	Shares	Value ($)
Producer Goods & Services--14.2%		
AGCO	133,600 a	2,794,912
Airgas	109,900	2,390,325
Albemarle	61,500	1,894,200
Alexander & Baldwin	62,907	2,068,382
Alliant Techsystems	55,100 a	3,469,096
Arch Coal	80,900	2,731,993
Bowater	82,310	3,070,163
Brink's	84,150	2,722,253
C.H. Robinson Worldwide	126,600	5,536,218
CNF	74,800	3,086,248
Cabot	92,200	3,510,976
Carlisle Cos.	45,982	2,919,397
Crompton	168,833	1,007,933
Cytec Industries	57,600	2,684,160
D.R. Horton	345,350	9,542,020
Donaldson	127,916	3,406,403
Dycom Industries	71,900 a	1,936,986
Energizer Holdings	121,500 a	4,629,150
Expeditors International of Washington	155,900	7,235,319
FMC	53,900 a	2,368,905
Ferro	61,779	1,230,020
Flowserve	80,365 a	1,924,741
GATX	72,996	1,859,938
Graco	102,850	3,237,718
Granite Construction	61,287	1,090,295
Harsco	60,896	2,733,012
Hovnanian Enterprises, Cl. A	90,600 a	2,811,318
Hubbell, Cl. B	89,780	4,058,056
IMC Global	171,522	2,341,275
J.B. Hunt Transport Services	118,800	4,563,108
Jacobs Engineering Group	83,342 a	3,332,013
Kennametal	54,050	2,378,200
L-3 Communications Holdings	157,000	9,600,550
Lennar, Cl. A	231,170	9,866,336
Longview Fibre	75,286 a	971,942
Lubrizol	76,488	2,648,779
Lyondell Chemical	263,588 b	4,792,030
MDU Resources Group	172,950	4,228,628
Martin Marietta Materials	71,450	3,125,938
Minerals Technologies	30,450	1,701,242
Nordson	52,886	2,214,337
Olin	102,990	1,779,667
Overseas Shipholding Group	58,270	2,616,906
P.H. Glatfelter	64,550	860,451
Packaging Corp of America	157,300	3,674,528
Peabody Energy	94,700	5,320,246
Pentair	148,580	4,653,526
Potlatch	43,650	1,749,929
Precision Castparts	95,696	5,390,556
Quanta Services	172,650 a	1,084,242
RPM International	171,813	2,585,786
Ryland Group	35,700	2,763,894
SPX	112,500	4,606,875
Scotts, Cl. A	48,400 a	2,952,400
Sequa, Cl. A	15,236 a	795,319
Sonoco Products	145,043	3,758,064
Swift Transportation	119,450 a	2,386,014
Tecumseh Products, Cl. A	27,250	1,112,618
Teleflex	59,400	2,640,330
Toll Brothers	110,100 a	4,375,374
Trinity Industries	69,701	2,095,909
Valspar	76,050	3,726,450
Werner Enterprises	117,550	2,342,772
York International	61,200	2,177,496
		205,163,867

	Shares	Value ($)
Services--10.2%		
Acxiom	127,900	2,813,800
Alliance Data Systems	118,900 a	4,721,519
American Greetings	100,900 a	2,352,988
Banta	36,636	1,454,815
Belo, Cl. A	171,814	4,017,011
CSG Systems International	76,650 a	1,257,060
Career Education	150,000 a	5,071,500
Catalina Marketing	77,200 a	1,541,684
Ceridian	220,150 a	3,962,700
ChoicePoint	130,966 a	5,500,572
Cognizant Technology Solutions	192,000 a	5,289,600
Copart	133,300 a	2,965,925
Corinthian Colleges	133,600 a	2,500,992
DST Systems	125,100 a	5,699,556
DeVry	104,200 a	2,422,650
Dun & Bradstreet	105,400 a	5,917,156
Education Management	108,400 a	3,009,184
Emmis Communications, Cl. A	82,350 a	1,623,942
Entercom Communications	76,300 a	2,933,735
Fair Isaac	104,600	2,989,468
Gartner, Cl. A	195,200 a	2,449,760
Hanover Compressor	113,250 a	1,329,555
Harte-Hanks	129,175	3,120,868
ITT Educational Services	67,800 a	2,159,430
Jack Henry & Associates	133,050	2,561,212
Keane	93,500 a	1,380,995
Kelly Services, Cl. A	51,885	1,407,640
Korn/Ferry International	55,800 a	994,914
Laureate Education	66,900 a	2,361,570
Lee Enterprises	66,650	3,102,558
MPS Group	154,900 a	1,391,002
Manpower	133,150	5,798,683
Media General, Cl. A	35,100	2,097,576
Reader's Digest Association	146,650	2,094,162
Regis	65,600	2,700,096
Rent-A-Center	119,100 a	3,494,394
Republic Services	228,400	6,532,240
Rollins	67,382	1,559,893
Scholastic	58,550 a	1,610,711
Six Flags	137,100 a	647,112
Stericycle	64,300 a	3,150,700
Telephone and Data Systems	84,950	6,447,705
United Rentals	114,300 a	2,267,712
Valassis Communications	77,200 a	2,257,328
Washington Post, Cl. B	14,169	12,297,275
Westwood One	144,750 a	3,445,050
		146,705,998

	Shares	Value ($)
Technology--11.4%		
ADTRAN	117,900	3,149,109
AMETEK	99,744	3,076,104
Activision	204,450 a	2,995,193
Advanced Fibre Communications	130,400 a	2,185,504
Advent Software	48,850 a	774,761
Arrow Electronics	170,712 a	4,039,045
Ascential Software	87,355 a	1,072,719
Atmel	704,200 a	3,013,976
Avnet	178,458 a	3,465,654
Avocent	72,650 a	2,175,141
Cabot Microelectronics	36,562 a	1,297,585
Cadence Design Systems	405,060 a	5,456,158
CheckFree	125,500 a	3,770,020
CommScope	91,150 a	1,877,690
Credence Systems	142,000 a	1,272,320
Cree	110,000 a	2,461,800
Cypress Semiconductor	182,818 a	2,073,156
Diebold	107,501	4,955,796
Fairchild Semiconductor, Cl. A	176,550 a	2,593,519
Harris	98,600	4,681,528
Imation	52,500	1,740,375
Integrated Circuit Systems	107,600 a	2,573,792
Integrated Device Technology	157,050 a	1,795,082
International Rectifier	97,850 a	3,835,720
Intersil, Cl. A	221,400	4,067,118
KEMET	127,500 a	1,286,475
LTX	89,900 a	730,887
Lam Research	198,550 a	4,735,418
Lattice Semiconductor	166,700 a	816,830
Macromedia	102,300 a	2,066,460
Macrovision	73,100 a	1,581,884
McAfee	244,950 a	4,404,201
McData, Cl. A	173,050 a	891,208
Mentor Graphics	103,259 a	1,218,456
Micrel	136,050 a	1,397,234
Microchip Technology	308,350	8,932,900
National Instruments	116,800	3,393,040
Newport	62,650 a	898,401
Plantronics	70,650	2,732,742
Plexus	63,450 a	711,275
Polycom	148,000 a	2,853,440
Powerwave Technologies	153,850 a	852,329
Quantum	265,956 a	648,933
RF Micro Devices	276,300 a	1,635,696
RSA Security	91,550 a	1,704,661
Retek	82,250 a	333,935
Reynolds & Reynolds, Cl. A	97,002	2,143,744
SanDisk	239,300 a	5,819,776
Semtech	111,700 a	2,217,245
Silicon Laboratories	76,400 a	2,696,156
Storage Technology	166,326 a	4,149,834
Sybase	143,600 a	2,092,252
Synopsys	229,800 a	5,811,642
3Com	578,300 a	2,851,019
Tech Data	85,900 a	3,217,814
Titan	124,350 a	1,488,470
Transaction Systems Architects, Cl. A	54,750 a	936,225
TriQuint Semiconductor	200,538 a	812,179
UTStarcom	168,600 a	3,078,636
Varian	51,400	1,948,060
Vishay Intertechnology	237,904 a	3,687,512
Wind River Systems	120,450 a	1,180,410
Zebra Technologies, Cl. A	70,600 a	5,833,678
		164,189,922

	Shares	Value ($)
Utilities--4.9%		
Alliant Energy	164,979	4,274,606
Aquila	288,300 a	945,624
Black Hills	48,092	1,328,301
Cincinnati Bell	361,100 a	1,458,844
DPL	187,450	3,739,628
Duquesne Light Holdings	112,850	2,140,765
Energy East	217,076	5,287,971
Great Plains Energy	109,980	3,155,326
Hawaiian Electric Industries	119,058	3,039,551
IDACORP	56,533 a	1,554,658
Leucadia National	105,000	5,406,450
NSTAR	78,550	3,676,140
Northeast Utilities	189,560	3,544,772
OGE Energy	129,846	3,231,867
PNM Resources	89,491	1,864,992
Pepco Holdings	255,103	4,591,854
Puget Energy	147,040	3,176,064
SCANA	164,664	6,029,996
Sierra Pacific Resources	172,811 a	1,420,506
WPS Resources	55,000	2,523,950
Westar Energy	126,700	2,555,539
Wisconsin Energy	175,087	5,629,047
		70,576,450

Total Common Stocks
(cost $1,268,036,928)   **1,414,389,356**

Short-Term Investments--2.2%	Principal Amount($)	Value($)
Repurchase Agreement--1.8%		
Greenwich Capital Markets, Tri-Party Repurchase Agreement,		
1.3%, dated 7/30/2004, due 8/2/2004 in the		
amount of $25,262,737 (fully collateralized by		
$25,470,000 of various U.S. Government Agency Obligations,		
value $25,768,076)	25,260,000	**25,260,000**
U.S. Treasury Bills--.4%		
.92%, 8/12/2004	600,000 c	599,802
1.11%, 8/26/2004	250,000 c	249,793
1.25%, 9/2/2004	2,000,000 c	1,997,840
1.20%, 9/30/2004	3,500,000 c	3,492,370
		6,339,805
Total Short-Term Investments		
(cost $31,600,434)		**31,599,805**

Investment of Cash Collateral for Securities Loaned--.5%	Shares	Value($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus fund		
(cost $7,511,210)	7,511,210 d	**7,511,210**
Total Investments (cost $1,307,148,572)	**100.8%**	**1,453,500,371**
Liabilities, Less Cash and Receivables	**-0.8%**	**(11,564,352)**
Net Assets	**100.0%**	**1,441,936,019**

a Non-income producing.

b All or a portion of these securities are on loan. At July 31, 2004, the total market value of the fund's
  securities on loan is $7,056,524 and the total market value of the collateral held is $7,511,210.

c Partially held by the broker in a segregated account as collateral for open financial futures positions.

d Investment in affiliated money market mutual funds.

Statement of Financial Futures
July 31, 2004 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized (Depreciation) at 7/31/2004 ($)
Financial Futures Long				
Standard & Poor's Midcap 400	99	28,665,450	September 2004	**(546,375)**